UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42739

BLUEMOUNT HOLDINGS LIMITED

(Registrant’s Name)

Room 1007, 10/F, Capital Centre,

No. 151 Gloucester Road, Wan Chai, Hong Kong

+852 2137 2688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Bluemount,” “we,” “us” and “our” refer to Bluemount Holdings Limited and its subsidiaries.

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Resignation of Independent Director

On August 6, 2026, Mr. Ow Kian Jing Dennis notified Bluemount Holdings Ltd. (the “Company”) of his decision to resign from his position as Independent Director, the chairperson of the Audit Committee, effective on August 14, 2026. Mr. Ow’s resignation was not due to any disagreement with the Company on any matter relating to its operations, policies, or practices.

Appointment of Replacement Director

Effective August 14, 2026, the Board of Directors appointed Ms. Zhiqin Lu as an Independent Director of the Company. Ms. Lu brings her over 20 years of experience on maintaining quality standards, and overseeing financial performance, and will serve on the Board in accordance with the Company’s corporate governance framework. There are no arrangements or understandings between Ms. Lu and any other person pursuant to which she was appointed as a director, and she has no related-party transactions with the Company.

Ms. Lu meets the Nasdaq Stock Market independence requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bluemount Holdings Limited

Date: August 14, 2026	By:	/s/ Chan Wan Shan Sandra
	Name:	Chan Wan Shan Sandra
	Title:	Chairperson of the Board, Chief Executive Officer and Director